Mail Stop 4561

August 25, 2008

VIA USMAIL and FAX (818) 464 - 1601

Mr. Eric Stoppenhagen
Interim President
Trist Holdings, Inc.
7030 Hayvenhurst Avenue
Van Nuys, California 91406

> **Re: Trist Holdings, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-52315**

Dear Mr. Eric Stoppenhagen:

We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief